Exhibit (d)(3)

MANAGEMENT FEE WAIVER AGREEMENT

Management Fee Waiver Agreement, dated as of April 30, 2013, by INVESCO POWERSHARES CAPITAL MANAGEMENT LLC (the “Adviser”), a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Agreement”).

WHEREAS, Invesco PowerShares Capital Management LLC is the investment adviser of PowerShares Exchange-Traded Fund Trust II, a Massachusetts business trust (the “Trust”);

WHEREAS, the Adviser agrees to waive a portion of its unitary management fee of the funds of the Trust listed in Schedule A (the “Funds”), each a portfolio of the Trust; and

WHEREAS, the Trust desires to induce the Adviser to waive a portion of its unitary management fee for the Funds.

NOW, THEREFORE, the parties hereto agree as follows:

1.             The Adviser agrees to waive a portion of its unitary management fee to the extent necessary to prevent the unitary management fee of each Fund listed on Schedule A from exceeding, after the fee waiver, the percentage of average daily net assets set forth in Schedule A (the “Expense Cap”).

2.             The Adviser may not terminate this Agreement prior to the date set forth in Schedule A. Following that date, this Agreement may be terminated by the Adviser without penalty.

[Signature page follows]

Dated: April 30, 2013

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Andrew Schlossberg
Name: Andrew Schlossberg
Title: Managing Director

SCHEDULE A

(as of April 30, 2013)

Portfolio	Management Fee After Fee Waiver (%) (“Expense Cap”)	Date of Expiration of Management Fee Waiver
PowerShares S&P International Developed Low Volatility Portfolio	0.25	2/28/15
PowerShares S&P Emerging Markets Low Volatility Portfolio	0.29	2/28/15
PowerShares S&P International Developed High Beta Portfolio	0.25	2/28/15
PowerShares S&P Emerging Markets High Beta Portfolio	0.29	2/28/15